Exhibit 11

Earnings Per Share Calculations
(in thousands, except per share amounts)

	Fiscal Year Ended

	Dec 31,	Dec 31,	Dec 31,
	2003	2002	2001

Basic:

Net Income	$81,730	$66,612	$55,282

Weighted average shares outstanding	14,428	15,104	15,092

Basic earnings per common share	$5.66	$4.41	$3.66

Diluted:

Net income	$81,730	$66,612	$55,282

Weighted average shares outstanding	14,428	15,104	15,092

Dilutive effect of stock options	167	140	186

Dilutive effect of deferred stock	230	261	252

Diluted weighted average shares outstanding	14,825	15,505	15,530

Diluted earnings per Common Share	$5.51	$4.30	$3.56